

June 1, 2015

Larysa Prymenko
Chief Executive Officer
GASE Energy, Inc.
173 Keith St., Suite 300
Warrenton, VA 20186

>   **Re: GASE Energy, Inc.**
>   **Amendment No. 1 to Form 10-K for the**
>   **Fiscal Year Ended December 31, 2013**
>   **Filed February 26, 2015**
>   **File No. 0-55279**

Dear Ms. Prymenko:

We issued comments to you on the above captioned filing on April 2, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 15, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

>   Sincerely,
>
>   /s/H. Roger Schwall
>
>   H. Roger Schwall
>   Assistant Director